Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement No. 333-168792 on Form S-1 of our report dated August 12, 2010 relating to the consolidated financial statements of Gevo, Inc. and its subsidiary (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the Company’s status as a development stage enterprise and the change in the method of accounting for preferred stock warrants), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche, LLP

Denver, Colorado

October 1, 2010